UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CHILESAT CORP S.A.
                           (formerly Telex-Chile S.A.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, with no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87957Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                David Wilf, Esq.
                          Gibson, Dunn & Crutcher, LLP
                           200 Park Avenue, 47th Floor
                               New York, NY 10166
                            Tel. No.: (212) 351-3900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CONNECTED ACQUISITION CORPORATION
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             240,242,172 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                240,242,172 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,242,172 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INVERSIONES SAN LUIS S.A.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        THE REPUBLIC OF CHILE
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             7,133,315 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                7,133,315 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,133,315 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INVERSIONES Y SERVICIOS S.R.P. LIMITADA
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        THE REPUBLIC OF CHILE
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             6,456,415 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                6,456,415 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,456,415 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LO CANAS S.A.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        THE REPUBLIC OF CHILE
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             7,133,315 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                7,133,315 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,133,315 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             240,242,172 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                240,242,172 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,242,172 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SOUTHERN CROSS CAPITAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             240,242,172 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                240,242,172 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,242,172 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NORBERTO MORITA, AS MANAGING MEMBER OF SOUTHERN CROSS CAPITAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        NOT APPLICABLE
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        ARGENTINA
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             240,242,172 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                240,242,172 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,242,172 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MOISES PINSKY, AS MANAGING MEMBER OF SOUTHERN CROSS CAPITAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        NOT APPLICABLE
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        BRAZIL
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             240,242,172 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                240,242,172 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,242,172 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RICARDO RODRIGUEZ, AS MANAGING MEMBER OF SOUTHERN CROSS CAPITAL PARTNERS
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        NOT APPLICABLE
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             240,242,172 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                240,242,172 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,242,172 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CONNECTED ACQUISITION CHILE S.A.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        THE REPUBLIC OF CHILE
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             233,785,757 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                233,785,757 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        233,785,757 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.8%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REDES OPTICAS S.A.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        THE REPUBLIC OF CHILE
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             233,785,757 SHARES
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                233,785,757 SHARES
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        233,785,757 SHARES
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.8%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REDES OPTICAS (CAYMAN) CORP.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               ZERO
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             ZERO
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             ZERO
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                ZERO
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        ZERO
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        ZERO
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D


The purpose of this Amendment No. 5 is to report that on April 28, 2004:

         (i) Redes Opticas S.A., a corporation organized under the laws of the Republic of Chile ("Redes") and Redes Opticas (Cayman) Corp., an exempted company incorporated under the laws of the Cayman Islands ("Redes Cayman") entered into an agreement (the "Share Purchase Agreement") with Telmex Chile Holding S.A., a corporation organized under the laws of the Republic of Chile, ("Telmex"), pursuant to which Redes and Redes Cayman sold, respectively, 70,310,008 and 117,565,186 Shares (as defined below) of the capital stock of Chilesat Corp. S.A. (formerly known as Telex-Chile S.A.), a corporation formed under the laws of the Republic of Chile (the "Company"), representing 14.9695% and 25.0305%, respectively, of the outstanding Shares;

         (ii) Concurrently with the Share Purchase Agreement, Redes entered into an agreement (the "Promise Agreement") with Telmex pursuant to which Telmex intends to realize a public tender offer in accordance with the applicable laws and regulations of Chile for 100% of the Shares (excluding the Shares owned by Telmex following execution of the Share Purchase Agreement) in accordance with the terms and conditions of the Promise Agreement. Redes has agreed to tender the Shares it owns in such tender offer provided the tender offer is done in accordance with the terms set forth in the Promise Agreement;

         (iii) Redes executed a pledge (the "Redes Pledge") for the benefit of Telmex to secure a portion of Redes' payment obligation under the Promise Agreement in the event that Telmex exercises its Right of Sale (as defined below) and Redes must pay the corresponding purchase price in connection with such Right of Sale;

         (iv) Telmex executed a pledge (the "Telmex Pledge") for the benefit of Redes to secure its indemnification obligations under the Promise Agreement and the Share Purchase Agreement;

         (v) Redes entered into an agreement (the "Ibanez Tag/Drag Rights Agreement") with Inversiones y Asesorias Vamjer Limitada ("Ibanez") pursuant to which each of Redes and Ibanez agreed to not exercise their respective drag-along and tag-along rights under the Settlement Agreement (as defined below) in connection with the Share Purchase Agreement; and

         (vi) Redes entered into an agreement (the "Ibanez Supplemental Agreement") with Los Peumos S.A. ("Los Peumos") and Inmobiliaria Charmat S.A. ("IC" and together with Los Peumos, the "Ibanez Group") pursuant to which Redes and Ibanez Group agreed that the portion of the purchase price paid by Telmex pursuant to the Share Purchase Agreement corresponding to the Shares that are subject to the Additional Call Option under the Settlement Agreement will be paid to Ibanez Group in accordance with the terms of the Ibanez Supplemental Agreement.

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

         The foregoing description of each of the Share Purchase Agreement, the Promise Agreement, the Redes Pledge, the Telmex Pledge, the Ibanez Tag/Drag Rights Agreement and the Ibanez Supplemental Agreement, above and herein is qualified in its entirety by the complete version of such agreement referenced in Item 7 below herein and incorporated herein by reference.

                  This Amendment No. 5 amends and restates the original Schedule 13D, filed on January 10, 2002 (the "Original Schedule 13D"), as amended and restated by Amendment No. 1, filed on February 25, 2002 (the "First Amended
Schedule 13D"), as further amended by Amendment No. 2, filed on April 19, 2002 (the "Second Amended Schedule 13D"), as further amended by Amendment No. 3, filed on May 8, 2002 (the "Third Amended Schedule 13D"), and as further amended by Amendment No. 4, filed on August 15, 2002 (the "Fourth Amended Schedule 13D" and, together with the Original Schedule 13D, the First Amended Schedule 13D, the Second Amended Schedule 13D, the Third Amended Schedule 13D and this Amendment No. 5, the "Schedule 13D"). Due to the fact that this Amendment No. 5 is the Reporting Persons' (as defined below) first electronic filing of the
Schedule 13D, the disclosure set forth under each item may, in some cases, repeat information that was previously disclosed in prior amendments in order to fully comply with applicable SEC rules and regulations.

              The Reporting Persons hereby amend and restate the Schedule 13D as follows:

ITEM 1.  SECURITY AND ISSUER.

              This statement relates to the shares (the "Shares") of capital stock, without par value of the Company. Pursuant to the Company's bylaws, the preferences of the shares of Class A Common Stock and Class B Common Stock expired on July 9, 2002, and therefore, as of such date, the Class A Common Stock and Class B Common Stock were combined into a single class of common stock. On July 18, 2002, the shareholders of the Company approved a one-for-ten (1:10) reverse stock split (the "Reverse Split"), such that immediately following the Reverse Split each shareholder held one Share for each 10 Shares formerly held. All Share amounts set forth herein have been adjusted to reflect the Reverse Split. The principal executive offices of the Company are located at Rinconada El Salto 202, Huechuraba, Santiago, Chile.

ITEM 2.  IDENTITY AND BACKGROUND.

              This statement is being filed by each of the following persons:
Southern Cross Latin America Private Equity Fund, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the "Fund"), Southern Cross Capital Partners, an exempted company incorporated under the laws of the Cayman Islands ("SCCP"), Connected Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands ("Connected"), Inversiones San Luis S.A., a corporation organized under the laws of The Republic of Chile ("San Luis"), Lo Canas S.A., a corporation organized under the laws of The Republic of Chile ("Lo Canas"),

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

Inversiones y Servicios S.R.P. Limitada, a corporation organized under the laws of The Republic of Chile ("S.R.P."), Connected Acquisition Chile S.A., a corporation organized under the laws of The Republic of Chile ("Connected Chile" and together with Redes Cayman, the Fund, SCCP, Connected, San Luis, Lo
Canas, and Redes, the "Southern Cross Filers"), and Norberto Morita, Moises Pinsky and Ricardo Rodriguez, as managing members of the general partner of the Fund (all hereinafter the "Filing Persons"). The agreement among certain of the Filing Persons relating to the joint filing of the Original Schedule 13D was previously filed with the Second Amended Schedule 13D as Exhibit 1, and is incorporated herein by reference. The agreement among all the Filing Persons relating to the joint filing of the Second Amended Schedule 13D was previously filed with the Second Amended Schedule 13D as Exhibit 16, and is incorporated herein by reference.

              The address for the Fund is c/o Southern Cross Capital Partners c/o CITCO Trustees (Cayman) Limited, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands. The address for each of SCCP and Connected is c/o CITCO Trustees (Cayman) Limited, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands. The address for each of San Luis and Lo Canas is Avenida Isidora Goyenechea No. 2939, Comuna Las Condes, Republic of Chile. The address for S.R.P. is Avenida Isidora Goyenechea No. 2939, Comuna Las Condes, Republic of Chile. The address for each of Connected Chile, Redes and Redes Cayman is c/o Cariola, Diez, Perez-Cotapos & Cia Ltda., Avenida Andres Bello 2711, 19th Floor, Santiago, Republic of Chile.

              SCCP is the general partner of the Fund. Connected is a wholly-owned subsidiary of the Fund. San Luis is a wholly-owned subsidiary of Connected. San Luis owns 99% of the capital stock of Lo Canas. Lo Canas owns 99% of the capital stock of S.R.P. Lo Canas also owns approximately 31.3% of the capital stock of Telecomunicaciones de Chile S.A., a corporation organized under the laws of The Republic of Chile ("Telecomunicaciones"). Connected Chile is a wholly-owned subsidiary of Connected. Connected Chile owns approximately 81.3% of the capital stock of Redes. Redes Cayman is a wholly-owned subsidiary of Redes. Previously filed with the Second Amended Schedule 13D as Exhibit 2, and incorporated herein by reference, is a chart setting forth the corporate structure of certain of the Southern Cross Filers, and the ownership interests in the Company of certain of the Southern Cross Filers, the Ibanez Entities (as defined in Item 6 below) and the Telecomunicaciones Entities (as defined in Item 6 below).

              The principal business of each of the Fund, Connected, San Luis, Lo Canas, S.R.P. and Connected Chile is to make equity and equity-related investments in Latin America. The principal business of each of Redes and Redes Cayman is to make equity and equity-related investments in the Company. The principal business of SCCP is to act as general partner of the Fund. The principal business of each of Messrs. Morita, Pinsky and Rodriguez is to act as a managing members of SCCP.

              Attached as Schedule 1, which is incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and managing member of the Southern Cross Filers, his or her name, business address, principal occupation or

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

employment, the name and principal business of the organization in which such employment is conducted, and citizenship. Schedule 1 also sets forth the business address, the name and principal business of the organization in which such employment is conducted, and the citizenship of each of Messrs. Morita, Pinsky and Rodriguez.

              During the five years prior to the date hereof, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any executive officer, director or managing member of the Filing Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

              During the five years prior to the date hereof, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any executive officer, director or managing member of the Filing Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              San Luis made the purchase of its beneficial interest in the Company using funds from capital contributions made by Connected. Connected made the capital contributions to San Luis using capital contributions from the Fund. The Fund made the capital contributions to Connected using funds from its working capital. The purchase price for the acquisition was $3,000,000, subject to certain adjustments as more fully described in Exhibit 3 previously filed with the Second Amended Schedule 13D and incorporated herein by reference.

              As more fully described in Item 4 below, Redes Cayman made the purchase of its beneficial interest in the Company using funds from a loan from Redes and Redes made the loan to Redes Cayman using capital contributions from Connected Chile and Inversiones GE Capital Chile Limitada ("GE Chile"). Redes made the purchase of its beneficial interest in the Company using funds from capital contributions from Connected Chile and GE Chile. Connected Chile made the capital contributions to Redes from capital contributions from Connected. Connected made the capital contributions to Connected Chile from capital contributions from the Fund. The Fund made the capital contributions to Connected using funds from working capital. The purchase price paid by Redes Cayman for its acquisition was approximately 345,236,112 Chilean pesos (or approximately $534,653 at the time of payment). The purchase price paid by Redes for its acquisition was approximately 831,824,370 Chilean pesos.

              As more fully described in Item 4 and Item 6 below, in connection with the purchase of the Bank Debt (as defined in Item 4 below), Redes Cayman made the purchase of its portion of the Bank Debt using funds from a loan from Redes and Redes made the loan to Redes Cayman using loans from Connected Chile and GE Chile. Connected Chile made the loan to Redes from capital contributions from Connected.

Connected made the capital contributions to Connected Chile from capital contributions from the Fund. The Fund made the capital contributions to Connected using funds from working capital.

              As more fully described in Item 4 and Item 6 below, on April 25, 2002, Redes and Redes Cayman exchanged their portion of the Bank Debt (as defined in Item 4 below) for the Shares that they acquired in the Capital Increase (as defined in Item 4 below).

              As more fully described in Item 4 below, on May 23, 2002, Redes acquired from the Company 36,360,556 shares of Class A Common Stock for 6,544,900,000 Chilean pesos, the equivalent of $10,000,000 as of such date. Redes made the purchase of its beneficial interest in the Company from credits granted by Connected Chile and GE Chile. Connected Chile contributed 5,317,731,250 Chilean pesos to Redes, the equivalent of $8,125,000 as of such date, and GE Chile contributed 1,227,168,750 Chilean pesos to Redes, the equivalent of $1,875,000 as of such date. Connected Chile granted the credit to Redes from capital contributions from Connected. Connected made the capital contributions to Connected Chile from capital contributions from the Fund. The Fund made the capital contributions to Connected using funds from working capital.

              In accordance with the Promesas (as defined in Item 4 below), on June 21, 2002, Redes purchased an aggregate of 1,518,382 Shares from certain shareholders of the Company at a purchase price of 18 Chilean pesos per Share, which purchase price will be paid on December 31, 2090 in one installment, without adjustment for inflation, and without interest or any other charges.
Schedule 2, previously filed with the Fourth Amended Schedule 13D and incorporated herein by reference, sets forth the names of the selling shareholders and respective number of Shares sold to Redes by such person.

ITEM 4.       PURPOSE OF TRANSACTION.

         The purpose of the purchase by San Luis of its beneficial interest in the Company was indirectly to acquire an 18.25% interest in the Company.

         The purpose of the purchase by Redes and Redes Cayman of their beneficial interest in the Company was to enable the Southern Cross Filers to acquire a controlling interest in the Company. In connection therewith, on April 11, 2002, Redes and Redes Cayman completed concurrent tender offers in the United States and Chile for approximately 28.7% of the Shares (the "Tender Offers") and acquired substantially all of the indebtedness of the Company and its subsidiary, Chilesat S.A., owed to financial creditors, which indebtedness had an aggregate face value of approximately $104 million (the "Bank Debt") pursuant to certain contracts, arrangements, understandings and relationships between third parties and the Southern Cross Filers (collectively, the "Promesas"). As contemplated by the Promesas, certain of the Southern Cross Filers entered into definitive agreements for the purchase of the Bank Debt (the "Credit Assignment Agreements"). As more fully described in Item 5 below, on April 25, 2002

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

Redes acquired an additional 2,544,520,602 Shares and Redes Cayman acquired an additional 1,232,641,286 Shares through the exercise of preemptive rights upon the issuance of new Shares following the increase in the Company's number of authorized Shares (the "Capital Increase").

         In connection with the Capital Increase, other shareholders of the Company had preemptive rights to subscribe for a ratable amount of additional Shares. Due to registration requirements under U.S. securities laws, preemptive rights were not made available to U.S. holders of American Depositary Shares (the "ADSs"), each ADS then representing 10 Shares of the Company's Class B Common Stock, in connection with the offering in the Capital Increase. Consistent with past practice, the depositary under the ADS program sold, on behalf of the U.S. holders of ADSs, the preemptive rights and remitted the proceeds, if any, to such U.S. ADS holders. The Southern Cross Filers increased their share ownership by exercising their preemptive rights as shareholders in the Capital Increase by subscribing for Shares at a price of 18 Chilean pesos per Share, and paying for such shares through the return of the Bank Debt to the Company. The Settlement Agreement (as defined below in Item 6) and certain of the Promesas contain agreements requiring the parties thereto to assign to the Southern Cross Filers or waive their preemptive rights to obtain additional Shares pursuant to the Capital Increase.

         The purpose of the purchase by Redes on May 23, 2002 of its beneficial interest in the Company was to acquire additional Shares and to provide the Company with funds for general corporate purposes and working capital needs.

         The purpose of the purchases by Redes on June 21, 2002 of its beneficial interest in the Company was to acquire additional Shares.

         As more fully described in Item 6 below, certain Shares formerly held by the Southern Cross Filers were transferred to the Ibanez Entities (as defined below), as contemplated by the Settlement Agreement (as defined below). As more fully described in Item 6 below, certain Shares held by the Southern Cross Filers were transferred to Inversiones Marengo S.A. ("Marengo"), a Chilean company controlled by San Luis, and Marengo granted pledges over such Shares to Banco de Chile, as contemplated by the Pledge Agreement (as defined below).

         As more fully described in Item 1 above, the shareholders of the Company approved the Reverse Split on July 17, 2002.

         As more fully described in Item 6 below, on April 28, 2004, Redes and Redes Cayman entered into the Share Purchase Agreement and the Promise Agreement. The purpose of the sale by Redes and Redes Cayman under the Share Purchase Agreement was to sell 40% of the Company and the proposed sale by Redes under the Promise Agreement is to sell their remaining Shares and effect a change of control of the Company.

         Subject to certain regulatory approvals and the terms and conditions of the Promise Agreement, Telmex intends to realize a public tender offer for 100% of the Shares (excluding the Shares owned by Telmex following execution of the Share

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

Purchase Agreement) (the "Company Tender Offer"), in accordance with the applicable laws and regulations of Chile. Pursuant to the Promise Agreement, Telmex has the right to appoint a comptroller and a director to the board of directors of the Company within five business days following the announcement of the Company Tender Offer.

         If the Company Tender Offer is not consummated, whether the Filing Persons purchase any additional shares of capital stock in the Company on terms similar to those described herein or otherwise and the amount and timing of any such transactions, will depend upon the Filing Persons' continued assessment of pertinent factors including the business affairs of the Company, market and general economic conditions, the availability of capital stock at favorable prices, alternative investment opportunities available to the Filing Persons, the strategic value to the Filing Persons of the capital stock or control of the Company and other factors deemed relevant by the Filing Persons. Additionally, the Filing Persons may acquire, or acquire rights to acquire, additional shares of capital stock or other securities of the Company by means of open market purchases, brokerage transactions, privately negotiated transactions, a business combination, merger, tender offer or other form of transaction involving the Company, all in accordance with Chilean and U.S. law.

         Alternatively, subject to the terms of the Promise Agreement, the Filing Persons may retain their existing Shares or dispose of some or all of their Shares in the open market, in privately negotiated transactions or otherwise, depending upon market conditions and other factors. In addition, any of the Filing Persons may transfer all or a portion of the Shares owned by it to another Filing Person and/or the Fund or any of its subsidiaries or affiliates. The foregoing represents a range of possible activities the Filing Persons currently may take with respect to the Shares. It should be noted, however, that the possible activities and intentions of the Filing Persons are subject to change at any time. Each of the Filing Persons reserves the right to exercise any and all of its respective rights as beneficial owners of Shares or otherwise in such manner as such Filing Person may determine.

         Except as set forth above, in this Item 4, or in Item 5 or Item 6 below, or as set forth in the Exhibits incorporated by reference or annexed hereto, none of the Filing Persons has any present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

         (d) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.

         However, the Filing Persons may continue to review the business of the Company and, depending upon one or more of the factors referred to above, or other factors, may in the future take one or more of such actions and/or propose that the Company take one or more of such actions. The Filing Persons make no representation as to the present plans of Mr. Juan Eduardo Ibanez Walker, Mr. Francisco Ibanez Walker or any member of the Ibanez Entities (as defined in Item 6 below) with respect to the Company. Mr. Juan Eduardo Ibanez Walker and Mr. Francisco Ibanez Walker, together with certain other persons, jointly filed a
Schedule 13D on March 6, 2002 with the Securities and Exchange Commission reporting an indirect beneficial ownership interest in the Company of approximately 36.5%, but disclaimed 50% economic interest therein. The Filing Persons make no representation as to the present plans of GE Chile or GE (as defined in Item 6 below) with respect to the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) As more fully described in Item 6 below, because of certain voting and other arrangements relating to the Shares as set forth in the Settlement Agreement (as defined in Item 6 below), Lo Canas may be deemed to be the beneficial owner of approximately 7,133,315 Shares, which constitutes approximately 1.5% of the outstanding capital stock of the Company. As of the date hereof, S.R.P. may be deemed to be the beneficial owner of approximately 6,456,415 Shares, which

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

constitutes approximately 1.4% of the outstanding capital stock of the Company. As of the date hereof, San Luis owns approximately 99% of the capital stock of Lo Canas, Connected owns all of the capital stock of San Luis and the Fund owns all of the capital stock of Connected. By virtue of such ownership and by virtue of SCCP's status as general partner of the Fund, each of the Fund, Connected, San Luis and SCCP may be deemed to be the indirect beneficial owner of the 7,133,315 Shares.

              In addition, Redes is the beneficial owner of approximately 233,785,757 Shares, that constitute approximately 49.8% of the outstanding capital stock of the Company. As of the date hereof, Redes Cayman is the beneficial owner of no Shares. As more fully described in Item 6 below, because of certain voting and other arrangements relating to Shares as set forth in the Redes Shareholders Agreement (as defined in Item 6 below), each of Connected Chile, Connected and the Fund may be deemed to be the beneficial owner of approximately 233,785,757 Shares, that constitute approximately 49.8% of the outstanding capital stock of the Company. As of the date hereof, Redes owns all of the capital stock of Redes Cayman, Connected Chile owns approximately 81.3% of the capital stock of Redes, Connected owns all of the capital stock of Connected Chile and the Fund owns all of the capital stock of Connected. By virtue of such ownership and by virtue of SCCP's status as general partner of the Fund, each of the Fund, Connected, Connected Chile and SCCP may be deemed to be the indirect beneficial owner of the approximately 233,785,757 Shares beneficially owned by Redes directly or indirectly. By virtue of such ownership as described in this paragraph and by virtue of SCCP's status as general partner of the Fund, each of the Fund, Connected and SCCP may be deemed to be the indirect beneficial owner of the 240,242,172 Shares, in the aggregate, beneficially owned by Lo Canas and Redes. Messrs. Morita, Pinsky and Rodriguez, as managing members of SCCP, may be deemed to be the beneficial owners of approximately 240,242,172 Shares, which constitutes approximately 51.2% of the outstanding capital stock of the Company. Accordingly, the aggregate beneficial ownership reported by the Filing Persons reflects the Shares subject to the Settlement Agreement, the Redes Shareholders Agreement (each as defined in Item 6 below) and the beneficial ownership of Shares that may be attributable to the Filing Persons. Ownership interests set forth herein are based on the number of shares of capital stock of the Company outstanding as of December 31, 2003 provided to the Filing Persons by the Company.

              (b) San Luis, Lo Canas, S.R.P. and the Telecomunicaciones Entities and Chilexpress (each as defined in Item 6 below) share the power to vote and dispose of the Shares directly or indirectly owned by them. By virtue of its ownership of all of the capital stock of San Luis, Connected may be deemed to have shared voting and dispositive power with respect to such Shares. By virtue of its ownership of all of the capital stock of Connected, the Fund may be deemed to have shared voting and dispositive power with respect to such Shares. By virtue of its status as general partner of the Fund, SCCP may be deemed to have shared voting and dispositive power with respect to such Shares. By virtue of their status as managing members of SCCP, each of Messrs. Morita, Pinsky and Rodriguez may be deemed to have shared voting and dispositive power with respect to such Shares.

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

              The Fund, Connected, Connected Chile, Redes, GE (as defined in
Item 6 below) and GE Chile share the power to vote and dispose of the Shares directly or indirectly owned by Redes. By virtue of its status as general partner of the Fund, SCCP may be deemed to have shared voting and dispositive power with respect to such Shares. By virtue of their status as managing members of SCCP, each of Messrs. Morita, Pinsky and Rodriguez may be deemed to have shared voting and dispositive power with respect to such Shares.

              (c) During the past sixty days prior to the date hereof, none of the Filing Persons nor, to the knowledge of the Filing Persons, any executive officer, director or managing member of any of the Filing Persons has engaged in any transaction in the Shares, except as described in Items 4 and 6.

              (d) No person, other than the Filing Persons, GE (as defined in Item 6 below), GE Chile or the Ibanez Entities (as defined in Item 6 below), is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by Redes or Telecomunicaciones Entities.

              (e)  Not applicable.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Settlement Agreement
         --------------------

         A settlement agreement was entered into by and among the Southern Cross Filers, Inversiones y Servicios El Huapi Limitada, a corporation organized under the laws of The Republic of Chile ("Huapi"), Inversiones y Asesorias Agustinas Limitada, a corporation organized under the laws of The Republic of Chile ("Agustinas"), Los Peumos S.A., a corporation organized under the laws of The Republic of Chile ("Peumos") and Inversiones Casablanca S.A., a corporation organized under the laws of The Republic of Chile ("Casablanca," and together with Huapi, Agustinas and Peumos, the "Ibanez Entities"), Asesorias y Estudios de Telecomunicaciones Limitada, a corporation organized under the laws of The Republic of Chile ("Asetel") and Inversiones Las Balsas Limitada, a corporation organized under the laws of The Republic of Chile ("Las Balsas," and together with Telecomunicaciones and Asetel, the "Telecomunicaciones Entities") and Chilexpress S.A., a corporation organized under the laws of The Republic of Chile ("Chilexpress"), on or about October 12, 2001, as amended as of January 29, 2002 (as amended, the "Settlement Agreement"), previously filed with the Second Amended Schedule 13D as Exhibit 5 and incorporated herein by reference. The Settlement Agreement was entered into in order to resolve certain differences between the Southern Cross Filers and the Ibanez Entities, and contains, among other things, certain agreements relating to the voting and disposition of the Shares held by the Telecomunicaciones Entities. The Settlement Agreement may cause the parties thereto to be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

thereunder. The Filing Persons hereby disclaim that they are part of a "group" with the Ibanez Entities.

         The Settlement Agreement contains certain voting arrangements between the Southern Cross Filers and the Ibanez Entities with respect to the election of directors of the Company, when applicable. The Ibanez Entities also granted certain customary "drag-along" rights to the Southern Cross Filers and received "tag-along" rights with respect to Shares held by the Southern Cross Filers, as more fully described in Sections 5.2 and 5.3 of the Settlement Agreement, which sections are incorporated herein by reference.

         The Settlement Agreement provides that, upon the consummation of the Capital Increase, in consideration of the concessions made by the Ibanez Entities, the Southern Cross Filers will grant Peumos (i) (a) an option to purchase from the Southern Cross Filers a number of Shares equal to eight percent (8%) of the then outstanding capital stock of the Company at a price equal to 18 Chilean pesos per Share, payable, at the option of Peumos, in cash or by credit, or, (b) at the option of Peumos, a right to receive from the Southern Cross Filers a number of Shares equal to eight percent (8%) of the then outstanding capital stock of the Company, and (ii) an additional option to purchase from the Southern Cross Filers up to an additional eight percent (8%) of the then outstanding capital stock of the Company at a purchase price to be determined when the option is exercisable in accordance with a formula set forth in the Settlement Agreement (the "Additional Call Option"). Such option in clause (ii) above shall be exercisable only within a period between the first day of the thirtieth (30th) month and the last day of the thirty-sixth (36th) month from the last day of the month in which the Capital Increase is consummated.

         As contemplated by the Settlement Agreement, the Ibanez Entities exercised their call option for a number of Shares equal to eight percent (8%) of the outstanding capital stock of the Company. The Ibanez Entities exercised such call option by entering into two separate multi-step transactions, acquiring 6.4% of the outstanding capiral stock of the Company on May 23, 2002, and acquiring and additional 1.6% capital stock of the Company on June 5, 2002, each as more fully described in the definitive documents for such transactions that are attached hereto as Exhibits 20, 21, 22, 23 and 24, and incorporated herein by reference. On July 1, 2002, Redes deposited with Banmerchant S.A., as custodian, a stock certificate representing Shares equal to an additional 8% of the outstanding capital stock of the Company that may be acquired by Peumos in connection with the Additional Call Option.

         In the Settlement Agreement, the parties further agreed: (i) to liquidate one of the Company's subsidiaries, Texcom Chile S.A., and that the Southern Cross Filers will make payments to certain third parties upon such liquidation; and (ii) to spin-off the Telecomunicaciones Entities and to divide ratably the Shares owned by the Telecomunicaciones Entities upon such spin-off. The material terms of the agreements set forth in this paragraph and the preceding two paragraphs are more fully described in Sections 4 and 5 of the Settlement Agreement, which sections are incorporated herein by reference.

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

         The above summary description of the Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement previously filed with the Second Amended
Schedule 13D as Exhibit 5, which is incorporated herein by reference.

         Agreements Relating to Purchase of Indebtedness
         -----------------------------------------------

         In connection with the transactions described herein, the Southern Cross Filers entered into Promesas to purchase substantially all of the Bank Debt with the following creditors of the Company and Chilesat S.A.:
Investamerica S.A.; Bear Stearns & Co. Inc.; Banco Sudameris; Scotiabank Sud Americano and Nova Scotia Inversiones Limitada; Dresdner Banque Latein Amerika (formerly known as Dresdner Banque Nationale de Paris); BBVA Banco BHIF; Connecticut General Life Insurance Company; Principal Life Insurance Company; Pacific Life & Annuity Company; Pacific Life Insurance Company; The Northwestern Mutual Life Insurance Company; The Lincoln National Life Insurance Company; Bank of America, N.A.; Barclays Bank plc; Shinhan Bank; Banco Urquijo; and Inversiones DLJ Chile Limitada. Certain of the Promesas required any creditor a party thereto holding Shares to tender all the Shares held by such creditor to the Southern Cross Filers or their affiliates in the proposed Tender Offers, and further restricted the disposition of the Shares owned by such creditors. As contemplated by the Promesas, on April 15, 2002, Redes and Redes Cayman entered into the Credit Assignment Agreements for the transfer of the Bank Debt from the creditors to Redes and Redes Cayman. Although there are some variations among the Credit Assignment Agreements, they contain substantially similar terms, and a form of Credit Assignment Agreement was previously filed with the Second Amended Schedule 13D as Exhibit 19 and is incorporated herein by reference. On April 26, 2002, the Southern Cross Filers also entered into definitive agreements for the transfer of part of the indebtedness owed by the Company and its affiliates to Nera Finans A.S.

         The Promesas are subject to certain conditions, including (i) that certain restructuring plans contained in amendments to the preventative judicial agreements between the Company and its creditors, which amendments are attached hereto as Exhibit 6 (the "Preventive Agreements"), at meetings of the creditors of the Company and its wholly-owned subsidiary, Chilesat S.A., are approved (which Preventive Agreements were agreed at a meeting of the creditors on or about December 28, 2001), and (ii) that the Capital Increase increasing the Company's total capitalization by at least 248,498,772,823 Chilean pesos through the issuance of approximately 13,805,487,378 Shares is approved by the shareholders of the Company (which approval was obtained on or about January 30, 2002) and the relevant Chilean regulatory authorities. Although there are some variations among the Promesas, they contain substantially similar terms, and a form of Promesa was previously filed with the Second Amended Schedule 13D as
Exhibit 7. The preceding summary of certain provisions of the Preventive Agreements and the Promesas is not intended to be complete and is qualified in its entirety by reference to the full text of the Preventive Agreements and a form of Promesa which were previously filed with the Second Amended Schedule 13D as Exhibit 6 and Exhibit 7, respectively, and are incorporated herein by reference.

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

         Yara Agreement
         --------------

         On or about December 27, 2001, Connected entered into a Shareholders Agreement with Yara Internacional S.A. ("Yara"), a copy of which is attached hereto as Exhibit 8 (the "Yara Agreement"). The Yara Agreement provides Connected and certain of its affiliates (collectively, the "SC Group") with a right of first refusal with respect to all of the 8,751,422 shares of the Shares held by Yara for any proposed transfer by Yara, except for any transfers by Yara to any of its affiliates or shareholders. The Yara Agreement also provides Yara with a "tag-along" right, whereby Yara shall be entitled to include its pro rata share of the Company's capital stock for any proposed transfer by the SC Group, subject to certain conditions stated in Section 3.2 of the Yara Agreement, which section is incorporated herein by reference. The above summary description of the Yara Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Yara Agreement previously filed with the Second Amended Schedule 13D as Exhibit 8 and incorporated herein by reference.

         The Pledge Agreement
         --------------------

         On or about January 30, 2002, the Fund, Connected, San Luis, Inversiones Dominga S.A., S.R.P and Banco de Chile (formerly Banco de A. Edwards) signed an agreement (the "Pledge Agreement") whereby if the Shares held by the Telecomunicaciones Entities which are pledged in favor of Banco de Chile represent less than 4.35% (which was increased to 4.65% by separate agreement) of the then outstanding Shares upon the consummation of the Capital Increase, then the Fund, directly or through a related party, shall execute a pledge of an additional amount of Shares (the "Pledged Shares") in favor of Banco de Chile such that the amount of Shares pledged in favor of Banco de Chile will be at least 4.35% (which was increased to 4.65% by separate agreement) of the outstanding Shares. The Pledge Agreement also provides, subject to certain conditions, Banco de Chile with a "tag-along" right to sell a pro rata share of its Pledged Shares in the event that the Fund or its affiliates sell Shares. The above summary description of the Pledge Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Pledge Agreement previously filed with the Second Amended Schedule 13D as Exhibit 9 and incorporated herein by reference.

Agreement with GE Capital Equity Investments, Ltd. and Santander Investment
---------------------------------------------------------------------------
Chile Limitada
--------------

         On or about October 4, 2001, Connected, the Fund and GE Capital Equity Investments, Ltd. ("GE") entered into a letter agreement and memorandum, which was subsequently modified by a memorandum of understanding on December 27, 2001 (the "December 27 MOU") (collectively, the "Letter Agreement"), and Connected, GE and Santander Investment Chile Limitada ("Santander") entered into a memorandum of understanding, which was also modified by the December 27 MOU (as modified, the "Santander Agreement").

         On or about March 6, 2002, the Fund, Connected, Connected Chile, GE, GE Chile and Redes entered into a shareholders' agreement (the "Redes Shareholders

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

Agreement") which superseded the Letter Agreement, the December 27 MOU and the Santander Agreement. The Redes Shareholders Agreement sets forth the agreements among the parties concerning the governance of Redes, the Company and their respective subsidiaries, including Redes Cayman, and that, subject to certain conditions, the consent of the parties will be required in order to take certain material actions with respect to the Company. The Redes Shareholders Agreement also sets forth the rights of the parties with respect to the transfer of shares of the capital stock of Redes, the Company and their subsidiaries, including customary "tag-along" and "drag-along" rights, rights of first refusal with respect to certain transfers of Shares by GE Chile, the right of GE Chile and GE to enjoy a "most favored nation" status in connection with certain transfers by Connected or the Fund and certain other agreements relating to the transfer of the Shares by the parties. The Redes Shareholders Agreement also provided that the parties may cause the registration of the Shares to be acquired, directly or indirectly, by Redes. Pursuant to the Redes Shareholders Agreement, Connected, GE and their affiliates have assigned to Redes most of the Promesas and the CSFB Agreement and the Put Option (each as defined below in this Item 6), and Redes has agreed to comply with certain obligations under the Settlement Agreement, the Yara Agreement, the Put Option and the Pledge Agreement. Pursuant to the Redes Shareholders Agreement, GE Chile as a minority investor in Redes has agreed to pay a management fee to Connected Chile in consideration of Connected Chile's active management role with respect to Redes and the Company. The above summary description of the Redes Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Redes Shareholders Agreement filed as Exhibit (d)(8) to the Schedule TO filed by certain of the Filing Persons with the Securities and Exchange Commission on March 7, 2002, as amended from time to time, which is incorporated herein by reference.

         Share Purchase Agreement
         ------------------------

         On April 28, 2004, Redes and Redes Cayman entered into the Share Purchase Agreement with Telmex, a copy of which is annexed hereto as Exhibit 25 and which is incorporated herein by reference. Pursuant to the Share Purchase Agreement, Redes and Redes Cayman agreed to sell to Telmex 70,310,008 Shares and 117,565,186 Shares, representing 14.9695% and 25.0305%, respectively, of the total outstanding Shares. The Share Purchase Agreement provides for a post-closing purchase price adjustment based on the amount of net debt and working capital of the Company as of March 31, 2004, as determined in accordance with the procedures outlined in the Share Purchase Agreement.

         Promise Agreement
         -----------------

         On April 28, 2004, Redes and Telmex executed the Promise Agreement, a copy of which is annexed hereto as Exhibit 26 and which is incorporated herein by reference. Subject to the terms and conditions of the Promise Agreement, Telmex intends to realize the Company Tender Offer for 100% of the Shares (excluding the Shares owned by Telmex following execution of the Share Purchase Agreement). In accordance with Chilean law, Telmex has agreed to first announce a tender offer to realize a public

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

tender offer for 50.1% of the shares of capital stock of Chilesat S.A., an affiliate of the Company (the "Affiliate Tender Offer") and subject to such Affiliate Tender Offer being unsuccessful, will announce the Company Tender Offer. The Affiliate Tender Offer shall be conducted in accordance with the terms and conditions set forth in the Promise Agreement. Redes has agreed to tender its Shares pursuant to the Company Tender Offer and Telmex has agreed to purchase such tendered Shares. Under the Promise Agreement, Telmex has the right to appoint a comptroller and a director to the board of directors of the Company within five business days following the announcement of the Company Tender Offer.

         As of the date hereof, approximately 45.4301% of the Shares would be subject to the Promise Agreement. Shares held by other shareholders of the Company that are subject to tag-along and drag-along rights are not part of the Share Purchase Agreement or the Promise Agreement, but Redes has agreed in the Promise Agreement to use its best efforts to include these Shares with the Shares to be sold pursuant to the Promise Agreement. The Pledged Shares will not be included in the Shares to be sold pursuant to the Promise Agreement without the prior written consent of Banco de Chile. Redes may not sell its Shares to any other entity for the duration of the Company Tender Offer or during the first 120 days of a suspension of the Company Tender Offer, such 120-day period being calculated from the date of the announcement of the Company Tender Offer, if such suspension was not the fault of Redes. In the event that Telmex fails to acquire at least 85.4301% of the Shares in the Company Tender Offer or the Affiliate Tender Offer is successful or a competitive tender offer to the Affiliate Public Offering is declared successful, Telmex has the right to put to Redes up to 187,875,194 Shares of the Company at the price of $0.50 per Share (the "Right of Sale"). If the Company Tender Offer fails for a reason other than the failures described in the foregoing sentence, Telmex has the right to put to Redes up to 77,810,815 or 16.5664% of the Shares of the Company at the price of $0.25 per Share (the "Additional Right of Sale"). Telmex may exercise its Right of Sale one time only and only during the fifteen (15) business days following the date of the publication of the success of the Affiliate Public Offering or the failure of the Company Tender Offer and Telmex may exercise its Additional Right of Sale one time only and only during the forty-five (45) business days following the earlier of (i) the date of publication of the notice of failure of the Company Tender Offer or (ii) in the event the Company Tender Offer is suspended, the date that is one hundred and twenty (120) calendar days from the date of the announcement of the Company Tender Offer.

         In addition, or as an alternative, to the right of Telmex to exercise the Additional Right of Sale, Telmex may exercise (i) tag-along rights pursuant to the terms and conditions set forth in the Promise Agreement in the event that Redes sells its Shares to any third party (other than a sale due to the exercise of the Additional Call Option under the Settlement Agreement) and (ii) a right of first refusal to be exercised any time Redes decides to sell Shares pursuant to the terms and conditions set forth in the Promise Agreement (other than a sale due to the exercise of the Additional Call Option under the Settlement Agreement).

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

         The Promise Agreement also includes drag-along rights to be exercised in the event that the Company Tender Offer fails and Telmex owns, directly or indirectly, more than 24.5% of the issued Shares, and as a result of the sale of Shares by Redes to a third party, Redes would lose control of the Company, Redes shall have the right to require Telmex to sell its Shares to such third party to whom Redes is selling its Shares, under the same terms and conditions as Redes.

         Redes Pledge
         ------------

         On April 28, 2004, Redes executed the Redes Pledge for the benefit of Telmex, a copy of which is annexed hereto as Exhibit 27 and which is incorporated herein by reference. Pursuant to the Redes Pledge, Redes pledged 187,875,194 Shares to guarantee a portion of Redes' payment obligation under the Promise Agreement to purchase Shares in the event Telmex exercises the Right of Sale and Redes must pay the corresponding purchase price in connection with such Right of Sale.

         Telmex Pledge
         -------------

         On April 28, 2004, Telmex executed the Telmex Pledge for the benefit of Redes, a copy of which is annexed hereto as Exhibit 28 and which is incorporated herein by reference. Pursuant to the Telmex Pledge, Telmex pledged 187,875,194 Shares to guarantee a portion of the indemnification obligation of Telmex under the Promise Agreement and the Share Purchase Agreement.

         Ibanez Tag/Drag Rights Agreement
         --------------------------------

         On April 28, 2004, Redes entered into the Ibanez Tag/Drag Rights Agreement with Ibanez, a copy of which is annexed hereto as Exhibit 29 and which is incorporated herein by reference, pursuant to which each of Redes and Ibanez agreed not to exercise their respective drag-along and tag-along rights under the Settlement Agreement in connection with the Share Purchase Agreement and Ibanez agreed to tender its Shares in the Company Tender Offer.

         Ibanez Supplemental Agreement
         -----------------------------

         On April 28, 2004, Redes entered into the Ibanez Supplemental Agreement with Ibanez Group, a copy of which is annexed hereto as Exhibit 30 and which is incorporated herein by reference, pursuant to which Redes and Ibanez Group agreed that the portion of the purchase price paid by Telmex pursuant to the Share Purchase Agreement corresponding to the Shares that are subject to a Additional Call Option by Ibanez Group under the Settlement Agreement will be paid to Ibanez Group in accordance with the terms of the Ibanez Supplemental Agreement and if Telmex exercises its Right of Sale under the Promise Agreement and Redes acquires the Shares thereunder, Redes will deliver 7.99/40 of the acquired Shares to Ibanez Group.

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

         The above summary description of the Share Purchase Agreement, the Promise the Redes Pledge, the Telmex Pledge, the Ibanez Tag/Drag Rights Agreement and the Ibanez Supplemental Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, the Promise Agreement, the Redes Pledge, the Telmex Pledge, the Ibanez Tag/Drag Rights Agreement and the Ibanez Supplemental Agreement annexed hereto as Exhibits 25, 26, 27, 28, 29 and 30, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1             Agreement of Joint Filing, dated as of
              ---------             January 9, 2002, among Certain of the Filing
                                    Persons (previously filed as a paper filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 2             Structure Chart of Certain of the Southern
              ---------             Cross Filers and Ownership Interests in the
                                    Company (previously filed as a paper filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 3             Stock Purchase Agreement, dated as of
              ---------             November 22, 2000, among Inversiones San
                                    Luis S.A., Inversiones Dominga S.A.,
                                    Inversiones Llico Limitada, Inversiones
                                    Grapca Limitada, Inversiones Lo Beltran
                                    Limitada and Southern Cross Latin America
                                    Private Equity Fund, L.P. (previously filed as a paper filing with the Second Amended
                                    Schedule 13D and incorporated herein by
                                    reference).

              Exhibit 4             Shareholders Agreement, dated as of
              ---------             November 24, 2000, among Inversiones y
                                    Servicios S.R.P. Limitada, Inversiones y
                                    Servicios El Huapi Limitada, Inversiones y
                                    Asesorias Agustinas Limitada, Lo Canas S.A.,
                                    Los Peumos S.A., Asesorias y Estudios de
                                    Telecomunicaciones Limitada, Inversiones Las
                                    Balsas Limitada, Inversiones Casablanca
                                    S.A., Telecomunicaciones de Chile S.A. and
                                    Inversiones San Luis S.A. (previously filed as a paper filing with the Second Amended
                                    Schedule 13D and incorporated herein by
                                    reference).

              Exhibit 5             Settlement Agreement (Contrato de
              ---------             Transaccion Extrajudicial), dated as of
                                    October 16, 2001, amended January 29, 2002, among Inversiones y Servicios S.R.P.
                                    Limitada, Inversiones y Servicios El Huapi
                                    Limitada, Inversiones y Asesorias Agustinas
                                    Limitada, Lo Canas S.A., Los Peumos S.A.,
                                    Asesorias y Estudios de Telecomunicaciones
                                    Limitada, Inversiones Las Balsas Limitada,
                                    Inversiones Casablanca S.A.,
                                    Telecomunicaciones

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

                                    de Chile S.A., Inversiones San Luis S.A.,
                                    Connected Acquisition Corp., Southern Cross
                                    Latin America Private Equity Fund L.P. and
                                    Chilexpress S.A. (previously filed as a
                                    paper filing with the Second Amended
                                    Schedule 13D and incorporated herein by
                                    reference).

              Exhibit 6             Preventive Judicial Agreement approved by
              ---------             various creditors of the Company at a
                                    meeting of the creditors on December 28, 2001 (previously filed as a paper filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 7             Form of Promesa (previously filed as a
              ---------             paper filing with the Second Amended
                                    Schedule 13D and incorporated herein by
                                    reference).

              Exhibit 8             Shareholders Agreement, dated December 27,
              ---------             2001, between Connected Acquisition Corp.
                                    and Yara Internacional S.A. (previously
                                    filed as a paper filing with the Second
                                    Amended Schedule 13D and incorporated herein by reference).

              Exhibit 9             Agreement, dated January 30, 2002, among
              ---------             Inversiones y Servicios S.R.P. Limitada,
                                    Inversiones San Luis S.A., Connected
                                    Acquisition Corp., Inversiones Dominga S.A.,
                                    Southern Cross Latin America Private Equity
                                    Fund L.P. and Banco de Chile (formerly Banco de A. Edwards) (previously filed as a paper filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 10            Letter Agreement, dated as of October 4,
              ----------            2001, among Connected Acquisition Corp.,
                                    Southern Cross Latin America Private Equity
                                    Fund L.P. and GE Capital Equity Investments,
                                    Ltd., as supplemented by a Memorandum, dated as of October 4, 2001, among Connected
                                    Acquisition Corp., Southern Cross Latin
                                    America Private Equity Fund L.P. and GE
                                    Capital Equity Investments, Ltd., and a
                                    Memorandum of Understanding between
                                    Connected Acquisition Corp., GE Capital
                                    Equity Investments, Ltd. and Santander
                                    Investment Chile Limitada, as modified by Memorandum of Understanding, dated as of December 27, 2001, among Connected
                                    Acquisition Corp., Southern Cross Latin
                                    America Private Equity Fund L.P. and GE
                                    Capital Equity Investments, Ltd. (previously filed as a paper filing with the Second
                                    Amended Schedule 13D and incorporated herein by reference).

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

              Exhibit 11            Agreement, dated as of January 24, 2002,
              ----------            among Credit Suisse First Boston Corporation
                                    and Southern Cross Latin America Private
                                    Equity Fund, L.P. (previously filed as a paper filing with the Second Amended
                                    Schedule 13D and incorporated herein by
                                    reference).

              Exhibit 12            Power of Attorney for Southern Cross
              ----------            Capital Partners (previously filed as a
                                    paper filing with the Second Amended
                                    Schedule 13D and incorporated herein by
                                    reference).

              Exhibit 13            Power of Attorney for Inversiones San
              ----------            Luis S.A. (previously filed as a paper
                                    filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 14            Power of Attorney for Lo Canas S.A.
              ----------            (previously filed as a paper filing with the
                                    Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 15            Power of Attorney for Inversiones y
              ----------            Servicios S.R.P. Limitada (previously filed
                                    as a paper filing with the Second Amended
                                    Schedule 13D and incorporated herein by
                                    reference).

              Exhibit 16            Agreement of Joint Filing, dated as of
              ----------            April 19, 2002, among the Filing Persons
                                    (previously filed as a paper filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 17            Shareholders Agreement, dated as of March
              ----------            6, 2002, among Connected Acquisition Chile
                                    S.A., Inversiones GE Capital Chile Limitada,
                                    Redes Opticas S.A., Connected Acquisition
                                    Corp., Southern Cross Latin America Private
                                    Equity Fund, L.P. and GE Capital Equity
                                    Investments, Ltd. (incorporated by reference to Exhibit (d)(8) to the Schedule TO, as amended, filed by Redes Opticas (Cayman)
                                    Corp., Redes Opticas S.A., Connected
                                    Acquisition Corp., Connected Acquisition
                                    Chile S.A., Southern Cross Latin America
                                    Private Equity Fund, L.P., GE Capital Equity
                                    Investments, Ltd. and Inversiones GE Capital
                                    Chile Limitada with the Securities and
                                    Exchange Commission on March 7, 2002)
                                    (previously filed as a paper filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 18            Schedule TO, as amended, filed by Redes
              ----------            Opticas (Cayman) Corp., Redes Opticas S.A.,
                                    Connected Acquisition Corp., Connected
                                    Acquisition Chile S.A., Southern Cross Latin
                                    America Private Equity Fund, L.P., GE
                                    Capital Equity

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

                                    Investments, Ltd. and Inversiones GE Capital
                                    Chile Limitada with the Securities and
                                    Exchange Commission on March 7, 2002
                                    (previously filed as a paper filing with the Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 19            Form of Credit Assignment Agreement
              ----------            (previously filed as a paper filing with the
                                    Second Amended Schedule 13D and incorporated herein by reference).

              Exhibit 20            Credit Purchase Agreement, dated as of
              ----------            May 23, 2002, among Redes Opticas (Cayman)
                                    Corp. and Ethan Properties Inc. (previously filed as a paper filing with the Fourth
                                    Amended Schedule 13D and incorporated herein by reference).

              Exhibit 21            Pre-emptive Rights Purchase, dated as of
              ----------            May 23, 2002, among Telecomunicaciones de
                                    Chile S.A. and Los Peumos S.A. (previously filed as a paper filing with the Fourth
                                    Amended Schedule 13D and incorporated herein by reference).

              Exhibit 22            Share Subscription and Credit
              ----------            Capitalization Agreement, dated as of May
                                    23, 2002, among Los Peumos S.A. and Telex
                                    Chile S.A. (previously filed as a paper
                                    filing with the Fourth Amended Schedule 13D and incorporated herein by reference).

              Exhibit 23            Credit Purchase Agreement, dated as of
              ----------            June 5, 2002, among Connected Acquisition
                                    Corp. and Ethan Properties Inc. (previously filed as a paper filing with the Fourth
                                    Amended Schedule 13D and incorporated herein by reference).

              Exhibit 24            Share Purchase and Compensation Agreement,
              ----------            dated as of June 5, 2002, among Redes
                                    Opticas (Cayman) Corp. and Los Peumos
                                    S.A. (previously filed as a paper filing with the Fourth Amended Schedule 13D and incorporated herein by reference).

              Exhibit 25            Share Purchase Agreement, dated as of
              ----------            April 28, 2004, among Redes Opticas S.A.,
                                    Redes Opticas (Cayman) Corp. and Telmex
                                    Chile Holding S.A.

              Exhibit 26            Promise Agreement, dated as of April 28,
              ----------            2004, between Redes Opticas (Cayman) Corp.
                                    and Telmex Chile Holding S.A.

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

              Exhibit 27            Pledge Regarding Shares by Redes Opticas
              ----------            S.A. to Telmex Chile Holding S.A. dated as
                                    of April 28, 2004.

              Exhibit 28            Pledge Regarding Shares by Telmex Chile
              ----------            Holding S.A. to Redes Opticas S.A. dated as
                                    of April 28, 2004.

              Exhibit 29            Ibanez Tag/Drag Rights Agreement (Acuerdo
              ----------            de Venta De Acciones) between Redes Opticas
                                    S.A. and Inversiones y Asesorias Vamjer
                                    Limitada dated as of April 28, 2004.

              Exhibit 30            Ibanez Supplemental Agreement (Acuerdo de
              ----------            Venta De Acciones) between Redes Opticas
                                    S.A. and Los Peumos S.A. and Inmobiliaria
                                    Charmat S.A. dated as of April 28, 2004.

              Exhibit 31            Agreement of Joint Filing, dated as of
              ----------            April 28, 2004, among the Filing Persons.

              Exhibit 31(a)         Power of Attorney for Inversiones San
              -------------         Luis S.A.

              Exhibit 31(b)         Power of Attorney for Inversiones y
              -------------         Servicios S.R.P. Limitada.

              Exhibit 31(c)         Power of Attorney for Lo Canas S.A.
              -------------

              Exhibit 31(d)         Power of Attorney for Southern Cross Capital
              -------------         Partners.

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2004                      CONNECTED ACQUISITION
                                            CORPORATION

                                            By:  /s/ Ricardo Rodriguez
                                            -------------------------------
                                            Name:    Ricardo Rodriguez
                                            Title:   Member

Dated:  April 28, 2004                      INVERSIONES SAN LUIS S.A.

                                            By:  /s/ Ricardo Rodriguez
                                            -------------------------------
                                            Name:    Ricardo Rodriguez
                                            Title:   Attorney-in-Fact

Dated:  April 28, 2004                      INVERSIONES Y SERVICIOS S.R.P.
                                            LIMITADA

                                            By:  /s/ Ricardo Rodriguez
                                            -------------------------------
                                            Name:    Ricardo Rodriguez
                                            Title:   Attorney-in-Fact

Dated:  April 28, 2004                      LO CANAS S.A.

                                            By:  /s/ Ricardo Rodriguez
                                            -------------------------------
                                            Name:    Ricardo Rodriguez
                                            Title:   Attorney-in-Fact

Dated:  April 28, 2004                      SOUTHERN CROSS LATIN AMERICA
                                            PRIVATE EQUITY FUND, L.P.

                                            By: SOUTHERN CROSS CAPITAL
                                            PARTNERS, General Partner

                                            By:  /s/ Ricardo Rodriguez
                                            -------------------------------
                                            Name:    Ricardo Rodriguez
                                            Title:   Attorney-in-Fact

CUSIP NO. 87957Q 10 2                          SCHEDULE 13D


Dated:  April 28, 2004                SOUTHERN CROSS CAPITAL PARTNERS

                                      By:  /s/ Ricardo Rodriguez
                                      -------------------------------
                                      Name:    Ricardo Rodriguez
                                      Title:   Attorney-in-Fact

Dated:  April 28, 2004                NORBERTO MORITA, as Managing Member
                                      of Southern Cross Capital Partners

                                      By:  /s/ Ricardo Rodriguez
                                      -------------------------------
                                      Name:    Ricardo Rodriguez
                                      Title:   Attorney-in-Fact

Dated:  April 28, 2004                MOISES PINSKY, as Managing Member of
                                      Southern Cross Capital Partners

                                      By:  /s/ Ricardo Rodriguez
                                      -------------------------------
                                      Name:    Ricardo Rodriguez
                                      Title:   Attorney-in-Fact

Dated:  April 28, 2004                RICARDO RODRIGUEZ, as Managing
                                      Member of Southern Cross Capital Partners

                                      By:  /s/ Ricardo Rodriguez
                                      -------------------------------
                                      Name:    Ricardo Rodriguez
                                      Title:   Managing Member of Southern Cross
                                               Capital Partners

Dated:  April 28, 2004                CONNECTED ACQUISITION CHILE S.A.

                                      By:  /s/ Ricardo Rodriguez
                                      -------------------------------
                                      Name:    Ricardo Rodriguez
                                      Title:   President and Director

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D


Dated:  April 28, 2004                       REDES OPTICAS S.A.

                                             By:  /s/ Ricardo Rodriguez
                                             -------------------------------
                                             Name:    Ricardo Rodriguez
                                             Title:   Director

                                             By:  /s/ Ignacio Cosentino
                                             -------------------------------
                                             Name:    Ignacio Cosentino
                                             Title:   Director

Dated:  April 28, 2004                       REDES OPTICAS (CAYMAN) CORP.

                                             By:  /s/ Gerardo Varela
                                             -------------------------------
                                             Name:    Gerardo Varela
                                             Title:   Director

                                             By:  /s/ Horacio Reyser
                                             -------------------------------
                                             Name:    Horacio Reyser
                                             Title:   Director

CUSIP NO. 87957Q 10 2                           SCHEDULE 13D

                                   SCHEDULE 1
                                   ----------

      Executive Officers, Directors and Managing Members of Filing Persons

The following table sets forth the name, address, citizenship and principal occupation of the sole director of Connected:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Ricardo Rodriguez         2 Greenwich Plaza               United States         Managing Member
Sole Director             Greenwich, CT  06830                                  Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------



The following table sets forth the names, addresses, citizenship and principal occupations of the executive officers and directors of San Luis:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Carlos Ducci Gonzalez     Isidora Goyenechea 2939, piso   Chile                 Associate of the law firm Barros
Director                  11, Santiago, Chile                                   & Errazuriz Abogados
-------------------------------------------------------------------------------------------------------------------
Ricardo Rodriguez         2 Greenwich Plaza               United States         Managing Member
Director / President      Greenwich, CT  06830                                  Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Raul Sotomayor            Cerrito 1294, 8 Piso            Chile                 Managing Member Southern Cross
Valenzuela                Buenos Aires, Argentina 1010                          Capital Management S.A.
Director /
General Manager
-------------------------------------------------------------------------------------------------------------------



The following table sets forth the name, address, citizenship and principal occupation of the executive officer and director of S.R.P.:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Raul Sotomayor            Cerrito 1294, 8 Piso            Chile                 Managing Member Southern Cross
Valenzuela                Buenos Aires, Argentina 1010                          Capital Management S.A.
Manager
-------------------------------------------------------------------------------------------------------------------



The following table sets forth the names, addresses, citizenship and principal occupations of the executive officers and directors of Lo Canas:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Cristian Barros Tocornal  Agustinas 1291                  Chile                 Partner of the law firm Barros &
Alternate Director        Pisos 5o. y 6o.                                       Errazuriz Abogados
                          Santiago
                          Chile
-------------------------------------------------------------------------------------------------------------------
Norberto Morita           Cerrito 1294, 8 Piso            Argentina             Managing Member
                          Buenos Aires, Argentina 1010                          Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Horacio Reyser            8 Piso                          Argentina             Managing Member Southern Cross
Alternate Director        Cerrito 1294                                          Capital Management S.A.
                          1010  Buenos Aires
                          Argentina
-------------------------------------------------------------------------------------------------------------------


CUSIP NO. 87957Q 10 2                           SCHEDULE 13D



-------------------------------------------------------------------------------------------------------------------
Ricardo Rodriguez         2 Greenwich Plaza               United States         Managing Member
Director /                Greenwich, CT  06830                                  Southern Cross Capital Partners
President
-------------------------------------------------------------------------------------------------------------------
Raul Sotomayor            Cerrito 1294, 8 Piso            Chile                 Managing Member Southern Cross
Valenzuela                Buenos Aires, Argentina 1010                          Capital Management S.A.
Director
-------------------------------------------------------------------------------------------------------------------
Tomas Vedoya              8 Piso                          Argentina             Managing Member Southern Cross
Alternate Director        Cerrito 1294                                          Capital Management S.A.
                          1010  Buenos Aires
                          Argentina
-------------------------------------------------------------------------------------------------------------------



The following table sets forth the names, addresses, citizenship and principal occupations of the managing members of SCCP:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Ricardo Rodriguez         2 Greenwich Plaza               United States         Managing Member
                          Greenwich, CT  06830                                  Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Norberto Morita           Cerrito 1294, 8 Piso            Argentina             Managing Member
                          Buenos Aires, Argentina 1010                          Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Moises Pinsky             Rua Bela Cintra 1600            Brazil                Managing Member
                          Apt. 101                                              Southern Cross Capital Partners
                          10. Piso, Cerqueira Cesar
                          Sao Paulo, Brazil
                          01415-001
-------------------------------------------------------------------------------------------------------------------



The following table sets forth the names, addresses, citizenship and principal occupations of the executive officers and directors of Connected Chile:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Ricardo Rodriguez         2 Greenwich Plaza               United States         Managing Member
Director / President      Greenwich, CT  06830                                  Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Norberto Morita           Cerrito 1294, 8 Piso            Argentina             Managing Member
Director                  Buenos Aires, Argentina 1010                          Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Raul Sotomayor            Cerrito 1294, 8 Piso            Chile                 Managing Member Southern Cross
Valenzuela                Buenos Aires, Argentina 1010                          Capital Management S.A.
Director /
General Manager
-------------------------------------------------------------------------------------------------------------------



The following table sets forth the names, addresses, citizenship and principal occupations of the executive officers and directors of Redes:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Ricardo Rodriguez         2 Greenwich Plaza               United States         Managing Member
Director                  Greenwich, CT  06830                                  Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Norberto Morita           Cerrito 1294, 8 Piso            Argentina             Managing Member
Director                  Buenos Aires, Argentina 1010                          Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Gerardo Varela            Andres Bello 2711, 19 Piso      Chile                 Partner of the law firm of
Director                  Santiago, Chile                                       Cariola, Diez, Perez-Cotapos &
                                                                                Cia. Ltda.
-------------------------------------------------------------------------------------------------------------------
Ignacio Cosentino         Alcantara 200 Piso 11           Argentina             Senior Vice President of GE
Director                  Las Condes - Santiago, Chile                          Capital Equity Investments, Ltd.
-------------------------------------------------------------------------------------------------------------------
Raul Sotomayor            Cerrito 1294, 8 Piso            Chile                 Managing Member Southern Cross
Valenzuela                Buenos Aires, Argentina 1010                          Capital Management S.A.
Director /
General Manager
-------------------------------------------------------------------------------------------------------------------



The following table sets forth the names, addresses, citizenship and principal occupations of the executive officers and directors of Redes Cayman:



-------------------------------------------------------------------------------------------------------------------
      NAME / TITLE                   ADDRESS                  CITIZENSHIP              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Matias de Marchena        Av. Apoquindo 3721, Floor 13    Chile                 Partner of the law
Director                  Santiago, Chile                                       firm of Claro y Cia
-------------------------------------------------------------------------------------------------------------------
Horacio Reyser            Cerrito 1294                    Argentina             Partner
Director                  Buenos Aires, Argentina 1010                          Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
Gerardo Varela            Andres Bello 2711, 19 Piso      Chile                 Partner of the law firm of
Director                  Santiago, Chile                                       Cariola, Diez, Perez-Cotapos &
                                                                                Cia. Ltda.
-------------------------------------------------------------------------------------------------------------------
Patricio Gomez Sabaini    Ing. Butty 24, 11th Floor       Argentina             Managing Director
Director                  Buenos Aires, Argentina                               GE Capital Equity Investments, Ltd.
                          C1001 ABF
-------------------------------------------------------------------------------------------------------------------
Angel Uribe               Cerrito 1294, 8 Piso            Argentina             Associate
Director                  Buenos Aires, Argentina 1010                          Southern Cross Capital Partners
-------------------------------------------------------------------------------------------------------------------
